FORM 51-102F3
MATERIAL CHANGE REPORT

Item 1

Name and Address of Company

Stream Communications Network & Media Inc.

1020 – 400 Burrard Street

Vancouver, BC, V6C 3A6

Item 2

Date of Material Change

May 26, 2004

Item 3

News Release

May 26, 2004 news release, posted on SEDAR, disemmination by Stockwatch,  Market News Publishing, and  CCN Matthews

Item 4

Summary of Material Change

Final payment to Gimsat for the acqusition of cable TV subscribers in Poland.

Item 5

Full Description of Material Change

On June 5, 2001, the Issuer’s wholly owned subsidiary in Poland, Stream Communications Sp. z o.o (“Stream Cable TV”) and the shareholders of Gimsat Sp. z o.o. (“Gimsat”) concluded a preliminary purchase and sale agreement by which Stream Cable TV would acquire the shares of Gimsat for approximately 14 million zloty ($Cdn 5.7 million). The Issuer and Stream Cable TV were arm’s length parties to Gimsat. The preliminary agreement contemplated the consummation of the purchase and sale to occur on or before June 30, 2003. Pursuant to the preliminary agreement an irrevocable power of attorney covering 99.79% of Gimsat’s shares and a registered pledge agreement covering 99.79% of Gimsat’s shares secured the repayment of Stream Cable TV’s advance in the event the purchase of Gimsat did not close on or before June 30, 2003. Advances paid resulted in an actual 0.21% minority ownership of Gimsat by Stream Cable TV.

As at December 27, 2001 Stream Cable TV had advanced a  total sum of 8.6 million zloty (CDN $3.5 million) to the Gimsat shareholders. With the increased amounts paid, the Gimsat owners agreed that the board of Gimsat could be changed and as at January 1, 2002, the management board of Gimsat became composed of three members from Stream Cable TV in addition to the existing two from the Gimsat shareholders. Under Canadian GAAP the operations of Gimsat were consolidated in the first quarter as it was considered that Stream Cable TV had effective control of Gimsat and was able to manage Gimsat proficiently. On January 28, 2002 the changes to the board were registered in Poland, showing the president and two vice-presidents from Stream Cable TV and two vice-presidents from the vendors of Gimsat. By March 31, 2002 Stream Cable TV had paid an additional 1.25 million zloty with a remaining 3,988,000 zloty obligation ($Cdn 1.6 million) to be paid by June 2003.

On 13 June 2002, the District Court in Lublin, Poland registered the pledge over shares as established in the pledge agreement described above.

As of June 21, 2001, Gimsat had leased its cable television network in Jaslo, Sanok and Brzozow to Stream Cable TV.  Monthly rent amounted to 73,000 zloty (cdn $29,000).  The lease agreement expired once Stream Cable TV had concluded the purchase of the Gimsat shares.

The remaining debt due in June 2003 was renegotiated from time to time and finally in May 2004, an amount of USD $1.2 million was paid as the full and final payment. With the final payment being made, the control of Gimsat was complete allowing Stream Cable TV to move from an operating  position to allowing Stream Cable TV the ability to freely restructure and reduce redundantcies to reduce operating costs, and offer new services to increase revenues.

Item 6

Reliance on subsection 7.1(2) or (3) of National Instrument 51-102

N/A.

Item 7

Omitted Information

N/A.

Item 8

Executive Officer

Stan Lis, President

(604) 669-2826

Item 9

Date of Report

February 10, 2005